

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Mr. Curtis W. Hicks
Chief Financial Officer
Vermilion Energy Trust
2800, 400 – 4th Avenue S.W.
Calgary, Alberta Canada T2P 0J4

> **Re:** **Vermilion Energy Trust**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **Response Letter Dated July 13, 2010**
> **File No. 0-50832**

Dear Mr. Hicks:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief